Exhibit 21

Subsidiaries of Petrol Oil and Gas, Inc.

Name of Subsidiary	State of Incorporation

Neodesha Pipeline, Inc.	Nevada
Coal Creek Pipeline, Inc.	Nevada
Petrol Paola, LLC	Nevada
Petrol Oil, II LLC	Nevada